UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The St. Joe Company 401(k) Plan
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Vestal & Wiler
Vestal & Wiler
Certified Public Accountants
Orlando, Florida
June 26, 2009

THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Cash and cash equivalents	$696	$61,348

Investments, at fair value (Note 3):
Collective trust funds	8,092,532	14,234,514
Mutual funds	7,032,771	14,239,967
Common stock	1,068,692	1,811,567
Self-directed brokerage accounts	772,066	1,124,290
Participant loans	83,355	287,848

Total investments	17,049,416	31,698,186

Receivables:
Employee contributions	858	1,283
Employer contributions	444	1,295

Total receivables	1,302	2,578

Accrued interest	11,572	10,615

TOTAL ASSETS	17,062,986	31,772,727

LIABILITIES — excess contributions payable	—	2,999

Net assets available for benefits at fair value	17,062,986	31,769,728

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	919,137	77,920

Net assets available for benefits	$17,982,123	$31,847,648

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$834,312
Employer contributions	828,792
Employee contributions	2,132,757
Net depreciation in fair value of investments (Note 3)	(5,850,680)

TOTAL ADDITIONS	(2,054,819)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	11,794,747
Administrative expenses	15,959

TOTAL DEDUCTIONS	11,810,706

NET DECREASE	(13,865,525)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	31,847,648

NET ASSETS AVAILABLE FOR BENEFITS
End of year	$17,982,123

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 DESCRIPTION OF PLAN
The following description of The St. Joe Company 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The St. Joe Company 401(k) Plan (the Plan) is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Amendments — Effective January 1, 2008, the Plan was amended to adopt a Safe Harbor Qualified Automatic Contribution Arrangement (QACA) that provides for automatic enrollment at a three percent (3%) deferral rate for newly eligible participants which increases by one percent (1%) each subsequent Plan Year until such deferral percentage reaches six percent (6%) unless the Participant elects otherwise. In addition, the Company is required to make a Safe Harbor contribution on behalf of each eligible non-highly compensated employee in the amount equal to 100% of the first 1% of compensation contributed as salary deferrals and 50% of the next 5% of compensation contributed to salary deferrals, up to 3.5% of compensation.
Contributions and Vesting — The Plan is contributory and participants can elect not to contribute under the QACA. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a Safe Harbor contribution as described above. Contributions are subject to certain limitations as prescribed by law.
Company and employee contributions are 100% vested upon contribution.
Allocation of Contributions and Earnings — Individual accounts are established for each participant and are updated for amounts equal to their elective contributions plus the Company’s matching contribution. Earnings or losses are allocated in the same proportion that each participant’s account in a fund bears to the total of all participants’ accounts in that fund.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 DESCRIPTION OF PLAN — Continued
Distributions — Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria. Benefits are recorded when paid.
Investments — All of the Plan’s assets are held and invested by Merrill Lynch Trust Company (Merrill Lynch and the Trustee) based on the participants’ elections. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in common stock of The St. Joe Company, mutual funds, collective trust funds, and a self-directed brokerage option.
Loans — The Plan Administrator may authorize the Trustee to make a loan to any participant provided that the loans outstanding to such participant do not exceed the lesser of $50,000 or one-half of the participant’s vested account balance. Loans are amortized on a substantially level basis over a period no longer than the lesser of five years or the date when distribution of the participant’s plan benefit may commence. Loans bear interest at the prime rate plus 1%.
Plan Termination — The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.
Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.
Forfeitures — At December 31, 2008 unclaimed forfeited amounts totaled $16,120. These amounts will be used to reduce future employer contributions.
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition — All of the assets and investments of the Plan are participant directed.
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See NOTE 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
NOTE 3 INVESTMENTS
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008
Collective Trust Funds	$(1,659,716)
Mutual Funds	(3,480,725)
Common Stock	(710,239)

$(5,850,680)

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 INVESTMENTS — Continued
As of December 31, 2008, the following investments represented more than 5% of the Plan’s net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	217,120	$2,399,176
Merrill Lynch Retirement Preservation Trust — at contract value*	6,612,493	6,612,493
American Europe Pacific Group Fund	51,827	1,428,341
PIMCO Total Return Fund, Class A	215,826	2,188,470
Davis New York Venture Fund, Class A	48,649	1,149,097
Common stock of The St. Joe Company	43,943	1,068,692
As of December 31, 2007, the following investments represented more than 5% of the Plan’s net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	297,267	$5,654,624
Merrill Lynch Retirement Preservation Trust — at contract value*	8,657,810	8,657,810
Dreyfus Premier International Fund, Class A	226,433	3,446,314
PIMCO Total Return Fund, Class	273,056	2,918,961
Davis New York Venture Fund, Class A	69,091	2,764,343
Common stock of The St. Joe Company	51,016	1,811,567
Nationwide Mid Cap Market Fund	115,105	1,713,918

*	Net assets available for benefits held in the Merrill Lynch Retirement Preservation Trust (MLRPT) are reported at contract value. The Trust is a stable value fund which holds investments in fully benefit-responsive investment contracts. The fair value of investments held in the MLRPT was $5,693,356 and $8,579,890 at December 31, 2008 and 2007, respectively.
NOTE 4 FAIR VALUE MEASUREMENTS
FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 FAIR VALUE MEASUREMENTS — Continued

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trusts: Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 FAIR VALUE MEASUREMENTS — Continued
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Collective Trust Funds	$—	$8,092,532	$—	$8,092,532
Mutual Funds	7,032,771			7,032,771
Common stocks	1,068,692	—	—	1,068,692
Self-directed brokerage Accounts	772,066			772,066
Participant loans	—	—	83,355	83,355

	$8,873,529	$8,092,532	$83,355	$17,049,416

Assets at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total

Collective Trust Funds	$—	$14,234,514	$—	$14,234,514
Mutual Funds	14,239,967	—	—	14,239,967
Common stocks	1,811,567	—	—	1,811,567
Self-directed brokerage Accounts	1,124,290	—	—	1,124,290
Participant loans	—	—	287,848	287,848

	$17,175,824	$14,234,514	$287,848	$31,698,186

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$287,848
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements (net)	(204,493)

Balance, end of year	$83,355

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on August 8, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and as a result, the Plan administrator believes the Plan will remain qualified and that no provision for income taxes is necessary.
NOTE 6 RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES
Investments in collective trust funds are managed by Merrill Lynch, who is the trustee as defined by the Plan. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.
Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
NOTE 7 RISKS AND UNCERTAINTIES
The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.
NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$17,982,123	$31,847,648
Add: excess contributions payable	—	2,999
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(919,137)	(77,920)

Net assets available for benefits per Form 5500	$17,062,986	$31,772,727

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO 5500— Continued
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
Net decrease in net assets available for benefits per the financial statements	$(13,865,525)
Less: excess contributions payable — January 1	(2,999)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
at January 1	77,920
at December 31	(919,137)

Net decrease in net assets available for benefits per Form 5500	$(14,709,741)

THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	(b)		(c)	(d)	(e)
(a)	Identity of Issue		Description of Investment	Cost***	Current Value
*	Merrill Lynch Equity Index Trust		Collective trust funds, 217,120 units		$2,399,176
*	Merrill Lynch Retirement Preservation Trust	**	Collective trust funds, 6,612,493 units		5,693,356
	American Europe Pacific Group Fund		Mututal fund, 51,827 units		1,428,341
	Davis New York Venture Fund, Class A		Mutual fund, 48,649 units		1,149,097
	PIMCO Total Return Fund, Class A		Mutual fund, 215,826 units		2,188,470
	PIMCO High Yield Fund, Class A		Mutual fund, 75,307 units		503,806
	Nationwide Mid Cap		Mutual fund, 78,012 units		687,291
	Nationwide Small Cap		Mutual fund, 85,953 units		648,943
	Mainstay Large Cap Growth		Mutual fund, 97,226 units		426,823
*	The St. Joe Company		Common stock, 43,943 shares		1,068,692
*	Self-directed brokerage accounts		Various		772,066
*	Participant loans		Various at 5.00% — 9.25%, maturing through 11/10/2013	—	83,355

					$17,049,416

*	Denotes party-in-interest

**	Reported at fair value. Contract value is $6,612,493.

***	Cost basis is not required for participant directed investments and therefore is not included.
THE ST. JOE COMPANY
401(k)PLAN
EIN 59-0432511 Plan 080
Attachment to 2008 Form 5500

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan
By:	The St. Joe Company

	By:	/s/ Janna Connolly
Janna Connolly
Chief Accounting Officer
Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm